1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 6, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC September 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct. 6, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for September 2017: On a consolidated basis, revenues for September 2017 were approximately NT$88.58 billion, a decrease of 3.6 percent from August 2017 and a decrease of 1.3 percent from September 2016. Revenues for January through September 2017 totaled NT$699.88 billion, an increase of 2.1 percent compared to the same period in 2016.

TSMC September Revenue Report (Consolidated):

(Unit:NT$ million)
Period	September 2017	August 2017	M-o-M Increase (Decrease) %	September 2016	Y-o-Y Increase (Decrease) %	January to September 2017	January to September 2016	Y-o-Y Increase (Decrease) %

Net Revenues	88,579	91,917	(3.6)	89,703	(1.3)	699,877	685,711	2.1

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

Sept.	Net sales	88,578,988	89,702,807
Jan. - Sept.	Net sales	699,876,957	685,711,092

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	46,865,988	13,257,060
TSMC Global**	258,010,546	7,197,079

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands) :

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	335,421,374	37,291,137

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	31,637,309	16,003,500
	Mark to Market Profit/Loss	(46,256)	(39,077)
	Unrealized Profit/Loss	(123,908)	(50,054)
Expired Contracts	Notional Amount	286,242,941	84,980,316
	Realized Profit/Loss	1,237,341	54,300
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	14,279,689
	Mark to Market Profit/Loss	(96,291)
	Unrealized Profit/Loss	(74,867)
Expired Contracts	Notional Amount	91,098,981
	Realized Profit/Loss	711,727
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	527,157
	Mark to Market Profit/Loss	(1,444)
	Unrealized Profit/Loss	3,102
Expired Contracts	Notional Amount	2,380,225
	Realized Profit/Loss	14,737
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	852,202	—
	Mark to Market Profit/Loss	(8,991)	1,960
	Unrealized Profit/Loss	(8,980)	42,715
Expired Contracts	Notional Amount	3,922,475	20,865,960
	Realized Profit/Loss	(3,471)	87,995
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,619,213
	Mark to Market Profit/Loss	38,519
	Unrealized Profit/Loss	38,519
Expired Contracts	Notional Amount	4,825,996
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(1,434)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,804,977
	Mark to Market Profit/Loss	5,870,169
	Unrealized Profit/Loss	45,655
Expired Contracts	Notional Amount	15,881,523
	Realized Profit/Loss	(84,535)
Equity price linked product (Y/N)		N